Rule 424 (b) (3)
Registration No. 333-275151
CUSIP #: 63743HFL1

TRADE DATE: November 1, 2023
SETTLEMENT DATE: November 7, 2023
PRICING SUPPLEMENT NO. D1013 DATED November 1, 2023
TO PROSPECTUS SUPPLEMENT DATED October 27, 2023
AND BASE PROSPECTUS DATED October 24, 2023

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue

Floating Rate Notes

Principal Amount:	$300,000,000

Issue Price:	100% of Principal Amount

Original Issue Date:	November 7, 2023

Maturity Date:	May 7, 2025

Interest Rate Basis:	Floating rate based on Compounded SOFR, calculated and reset quarterly

Spread:	Plus 70 basis points

Interest Payment Dates:	Each February 7, May 7, August 7 and November 7, commencing February 7, 2024

Interest Payment Date Convention:	Modified Following Business Day, Adjusted

Day Count:	Actual/360

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any

Agent's Discount or Commission	0.075%

Agent:	Mizuho Securities USA LLC

Capacity:	Principal

Form of Note: (Book-Entry or Certificated)	Book-Entry

Other Terms:	None

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

It is expected that delivery of the notes will be made against payment therefor on or about November 7, 2023 which is the fourth trading day following the date hereof (such settlement cycle being referred to as T+4). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing or the next succeeding business day may be affected by the T+4 settlement. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

Validity of the Medium-Term Note

In the opinion of Hogan Lovells US LLP, as counsel to the Company, following (i) receipt by the Company of the consideration for the notes specified in applicable resolutions of the board of directors of the Company and (ii) the due execution, authentication, issuance and delivery of the notes pursuant to the terms of the indenture and the applicable underwriting, agency or distribution agreement against payment therefor, the notes offered by this pricing supplement will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights and remedies (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances and fraudulent, preferential or voidable transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law), including, without limitation, principles limiting the availability of specific performance and injunctive relief.

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 27, 2023, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 27, 2023.
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